Exhibit 12

ENERGY EAST CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

The following table presents the ratio of earnings to fixed charges for Energy East Corporation ("Energy East") and subsidiaries on a consolidated basis for the three months ended March 31, 2006:

Three Months Ended March 31, 2006
(Thousands)
Income From Continuing Operations	$133,241
Add:
Income tax	88,581
Pretax Income from Continuing Operations	221,822
Fixed Charges	80,800
Earnings, as defined	$302,622

Fixed Charges:
Interest charges, net(2)	$78,720
Interest portion of rental charges	1,616
Earnings required to cover preferred stock dividends of subsidiaries(3)	464
Fixed Charges, as defined	$80,800
Ratio of Earnings to Fixed Charges(4)	3.75

(1)  Energy East has not previously issued preferred stock and therefore has never declared any preferred dividends. Therefore, there is no difference between the “Computation of Ratio of Earnings to Fixed Charges” and the “Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends."
(2)  Includes interest on long-term debt, other interest, and amortization of premium and discount on debt.
(3)  Preferred stock dividends of subsidiaries have been adjusted to a pretax basis.
(4)  The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose, earnings means income from continuing operations before income taxes and fixed charges. Fixed charges means all interest charges, the interest component of rentals, and preferred stock dividends of subsidiaries.